SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2002

Hummingbird Ltd.
(Translation of registrant's name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Encls. 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.
(Registrant)

Date: August 2, 2002

By: ______________________
Inder P.S. Duggal
Chief Financial Officer and
Chief Controller

Hummingbird

HUMMINGBIRD ANNOUNCES PRELIMINARY RESULTS FOR THE THIRD QUARTER OF FISCAL 2002

July 8, 2002 - Hummingbird Ltd. (NASDAQ:"HUMC" and TSE:"HUM"), a world-leading developer of enterprise information management systems (EIMS), today announced preliminary results for its fiscal third quarter ended June 30, 2002.

Hummingbird expects that its sales for the third quarter of the current fiscal year will be in the range of US$43 to US$44 million (5 to 7% less compared to the previous quarter) and the adjusted earnings per share (excluding the amortization of intangibles, net of related taxes and the effect of deferred tax rate increases) will be between US$0.24 and US$0.26. The net loss per share is expected to be in the range of US$ 0.09 and US$ 0.11.

Fred Sorkin, Chairman and Chief Executive Officer said, "Due to the continuing difficult economic environment, software sales continue to remain under pressure. The ability of many of our customers to spend remains constrained. However, the Company's overall financials remain extremely strong, with strong profitability and positive cash flows. The cash balances are expected to be up by approximately US$10 million from US$103 million at the end of the previous quarter. Despite the challenges of the current economic environment, we remain committed to our strategy, products, and customers."

Final results for the third quarter will be released on July 23, 2002.

Hummingbird will hold a conference call to discuss the above at 9:00 a.m. Eastern Time on Monday, July 8, 2002. In order to participate in the conference call, please dial 416-695-5806 or 800-273-9672 five minutes before the scheduled start of the call. A replay of the call will be available for one week at 416-695-5800 or 800-408-3053, using passcode 1222473.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated enterprise information management system (EIMS) solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com.

Forward-looking statements in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This news release may contain forward-looking statements concerning the future prospects of the Company's products and its positioning in the enterprise software solutions marketplace. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to successfully execute its strategy of becoming a solution provider; the Company's ability to hire, train, and retain highly qualified personnel in a growth environment; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace; and other risks detailed in the Company's various securities filings.

Hummingbird Contacts:

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: (416) 773-5846
Fax: (416) 496-2207
amelia.young@hummingbird.com

Inder Duggal
Chief Financial Officer
Hummingbird Ltd.
Tel: (416) 496-2200
Fax: (416) 496-2207
Inder.duggal@hummingbird.com

Hummingbird

FOR IMMEDIATE RELEASE

Hummingbird Announces Third Quarter Fiscal 2002 Financial Results

Toronto – July 23, 2002 -- Hummingbird Ltd. (TSE: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its unaudited consolidated results for the third quarter ended June 30, 2002. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

SUMMARY OF FINANCIAL RESULTS **U.S. GAAP**

(millions of U.S dollars except share data)

	Three Months Ended June 30		Nine Months Ended June 30	
	2002	2001	2002	2001
Sales	44.0	48.2	134.2	159.1
Net (Loss) Income	(1.8)	6.5	(2.9)	6.7
Diluted (Loss) Earnings Per Share	(0.10)	0.35	(0.16)	0.36
Diluted Number of Shares (millions)	18.3	18.5	18.3	18.7
Adjusted Net Income (Note)	4.8	4.6	15.4	15.8
Adjusted Diluted Earnings Per Share	0.26	0.25	0.84	0.84
Adjusted Diluted Number of Shares (millions)	18.5	18.5	18.4	18.7

Note: Adjusted Net Income comprises Net (Loss) Income excluding amortization of intangibles, restructuring and other charges, previously unrecognized investment tax credits recorded in the second quarter, all net of related taxes, and the effect of income tax rate changes on deferred tax balances.

"During the third quarter we launched a completely new, unified corporate brand, and released the first totally integrated version of Hummingbird Enterprise", commented Fred Sorkin, Chairman and Chief Executive Officer. "Our pipeline continues to build and our cost structure remains well under control."

Significant corporate milestones achieved during the quarter included:

- the launch of a new series of web seminars aimed at introducing the Hummingbird Enterprise product suite and value proposition to a wider range of customers and prospects
- successful placement in a number of industry research reports; Hummingbird is strongly positioned toward the top of the "Visionary" quadrant in Gartner's esteemed Magic Quadrant rankings in its three key focus markets: Portal, Collaboration and Document Management.
- the completion of a comprehensive global sales training initiative
- the completion of a training conference for partners

Hummingbird's success in the third quarter included sales of Hummingbird Enterprise to such major corporations as: Pennsylvania State Police, Bank of America, National Bank of Ukraine, Deutsche Bank USA, AIU North America, CGI, Barclays Bank, General Mills, Swisscom IT Services, Telecom Italia, De La Rue, and ACI Operations.

Important developments that occurred subsequent to the end of the third quarter included the completion of two key technology licensing agreements that should further strengthen Hummingbird's competitive position over the medium term:

- the first is an agreement to license the J2EE reference platform from Sun Microsystems to complete the process of achieving J2EE compliance for Hummingbird Core Services, the application server that is the foundation for a growing number of Hummingbird products.
- the second is the licensing of Java-based workflow technology from Drala Software. This technology will enable us to better deliver workflow functionality throughout all modules of the Hummingbird Enterprise.

Looking ahead to the approaching 2003 fiscal year, Mr. Sorkin projects, "Our product development, marketing and sales activities during the third quarter lay an important foundation upon which the Company expects to build new sales momentum in the upcoming fiscal year. While the environment continues to be very challenging, I believe we are better positioned than ever to satisfy our existing customers and translate this success into new market share gains."

Sales for the quarter ended June 30, 2002 were $44.0 million, representing a decrease of 9% compared to the quarter ended June 30, 2001. Adjusted diluted earnings per share (based on adjusted net income) were $0.26 for the quarter ended June 30, 2002, compared to $0.25 for the quarter ended June 30, 2001. The current quarter's adjusted diluted earnings per share is based on an adjusted diluted weighted average number of shares of 18.5 million, the same as last year.

Expenses for the current quarter, excluding amortization of intangibles, decreased 10% to $33.2 million compared to $36.7 million last year. The decrease in the expenses from last year reflects the Company's restructuring and rationalizations efforts.

Income tax expense of $2.0 million for the quarter includes a deferred tax charge of $0.8 million resulting from recognizing the impact of income tax rate increases. The previous year's tax recovery of $5.8 million included a deferred tax recovery of $7.5 million resulting from recognizing the impact of income tax rate decreases.

The Company reported a net loss of $1.8 million and diluted loss per share of $0.10 for the quarter ended June 30, 2002, compared to a net income of $6.5 million and diluted earnings per share of $0.35 for the quarter ended June 30, 2001.

Adjusted net income was $4.8 million for the quarter ended June 30, 2002 compared to $4.6 million for the quarter ended June 30, 2001.

Sales for the nine months ended June 30, 2002 were $134.2 million, representing a 16% decrease compared to the previous year. Expenses, excluding amortization of intangibles and restructuring and other charges, decreased by 18% to $98.6 million for the nine months ended June 30, 2002 compared to $119.9 million in the comparable period last year.

Income tax recovery of $1.6 million for the nine months includes previously unrecognized investment tax credits ("ITC's") on qualifying research and development expenditures of $4.8 million, net of the tax effects thereon recorded in the second quarter, and a deferred tax charge of $0.8 million resulting from recognizing the impact of income tax rate increases. The previous year's tax recovery of $1.1 million included a deferred tax recovery of $7.5 million resulting from recognizing the impact of income tax rate decreases.

Net loss for the current nine month period was $2.9 million and a diluted loss per share of $0.16, compared to net income of $6.7 million and diluted earnings per share of $0.36 last year.

Adjusted net income for the current nine months was $15.4 million, compared to $15.8 million for the nine months ended June 30, 2001. Adjusted diluted earnings per share, based on adjusted net income, was $0.84, the same as last year.

Total assets as at June 30, 2002 were $355.2 million, compared to $361.9 million at September 30, 2001. The Company's cash position has improved to $114.1 million as at June 30, 2002, up from $102.9 million as at March 31, 2002 and $93.5 million as at September 30, 2001.

In accordance with Canadian generally accepted accounting principles, the Company reported a net loss of $2.8 million and a diluted loss per share of $0.15 for the quarter ended June 30, 2002, compared to net income of $1.3 million and diluted earnings per share of $0.07 in the third quarter of 2001. For the current nine month period, the Company reported a net loss of $5.6 million and a diluted loss per share of $0.31, compared to net income of $5.7 million and diluted earnings per share of $0.31 for the nine months ended June 30, 2001.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Inder P. S. Duggal
Chief Financial Officer
Hummingbird Ltd.
Tel: (416) 496-2200
Fax: (416) 496-2207
inder.duggal@hummingbird.com

HUMMINGBIRD LTD.

CONSOLIDATED BALANCE SHEETS

(thousands of U.S.$, unaudited)

U.S. GAAP

		June 30 2002		September 30 2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	**114,080**	$	93,503
Accounts receivable		**51,366**		61,510
Unbilled receivables		**844**		1,572
Income taxes recoverable		**15,095**		5,199
Inventory		**520**		718
Prepaid expenses		**1,873**		3,460
Other receivables		**1,725**		2,241
		185,503		168,203
OTHER ASSETS		**3,198**		2,388
FIXED ASSETS		**11,880**		14,231
INTANGIBLES		**154,657**		177,118
	$	**355,238**	$	361,940
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable	$	**7,342**	$	7,167
Accrued liabilities		**14,596**		16,505
Current portion of other long-term liabilities		**259**		192
Deferred revenue		**41,786**		39,312
		63,983		63,176
DEFERRED INCOME TAXES		**18,054**		23,015
OTHER LONG-TERM LIABILITIES		**668**		470
		82,705		86,661
SHAREHOLDERS' EQUITY				
SHARE CAPITAL *(Note 3)*				
Authorized : unlimited				
Issued and outstanding: 18,307,438 at June 30, 2002 and 18,300,375 at September 30, 2001		**171,040**		170,921
ADDITIONAL PAID-IN CAPITAL		**3,510**		3,510
RETAINED EARNINGS		**98,913**		101,778
ACCUMULATED OTHER COMPREHENSIVE LOSS		**(930)**		(930)
		272,533		275,279
	$	**355,238**	$	361,940

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(thousands of U.S.$, unaudited)

		Nine Months Ended June 30 2002		2001
Retained earnings as at the beginning of the period	$	**101,778**	$	99,867
Premium on shares repurchased		**-**		(1,746)
Net (loss) income for the period		**(2,865)**		6,710
Retained earnings at the end of the period	$	**98,913**	$	104,831

Hummingbird™

HUMMINGBIRD WINS LAW OFFICE COMPUTING'S 8TH ANNUAL READERS' CHOICE AWARD

US-wide survey of lawyers places Hummingbird's document management solution at top of list

Toronto – July 25, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Hummingbird has been named as the winner of Law Office Computing's 8th Annual Readers' Choice Awards in the document management category. Law Office Computing is a national magazine designed to give lawyers a competitive edge through the use of technology.

Hummingbird's document management solution was selected in a nationwide survey of Law Office Computing subscribers as the software most often used for document management. The results clearly show that Hummingbird continues to dominate the legal document management market. This award places Hummingbird in the company of other widely-used solution from companies such as IBM, Microsoft and LexisNexis that also won awards in their categories.

"We congratulate Hummingbird on the company's high standing in the legal community and its commitment to excellence," said Rod Hughes, Editor & Publisher, Law Office Computing. The August/September issue of Law Office Computing will contain a special Readers' Choice Award feature containing the full list of winners.

"This award reinforces Hummingbird's position as the leading document management solution provider in the legal industry. Hummingbird has continued to dominate this market with a versatile document management solution that satisfies our customers' exacting requirements and allows them to successfully conduct daily business," said Barry Litwin, president, Hummingbird Ltd.

About Hummingbird DM™

Hummingbird DM™ transforms document-based information into knowledge assets by enabling the capture, manipulation, and distribution of working knowledge, empowering users to leverage not just their own experiences, but the collective expertise contained in Hummingbird repositories. As the platform for Hummingbird RM™, paper-based and electronic records are protected in an organized, secure environment throughout their lifecycle. An entire suite serves as a full complement to Hummingbird DM, with solutions for Collaboration, Web Publishing, Workflow, Imaging, and Engineering drawing management.

About Hummingbird Enterprise™

Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users from companies representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information please visit www.hummingbird.com.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 5846
Fax: (416) 496-2207
amelia.young@hummingbird.com
Terry Knight
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2667
Fax: (416) 496-2207
terry.knight@hummingbird.com

THE TELECOM ITALIA GROUP CALLS ON HUMMINGBIRD FOR ITS NEWEST VERSIONS OF DOCUMENT AND KNOWLEDGE MANAGEMENT SOLUTIONS

Purchase represents 90,000 seats from Hummingbird

Toronto – July 25, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that The Telecom Italia Group has purchased 40,000 seats of Hummingbird's document management solution, Hummingbird DM™ 5.0 as well as 50,000 seats of Hummingbird KM 5.0, the company's knowledge management offering. Hummingbird was selected over a number of competitors for its latest versions of document and knowledge management technologies, which were just released on June 4, 2002.

Telecom Italia Group will implement Hummingbird DM™ and Hummingbird KM™ across its entire organization for multiple enterprise resource planning applications.

"In today's highly competitive market, we see this win as an important vote of confidence for our company as well as our newest versions of Hummingbird DM and Hummingbird KM," said Barry Litwin, president, Hummingbird Ltd. "With this implementation of Hummingbird Enterprise, we are delivering a truly integrated solution designed to help Telecom Italia Group tap into their corporate intelligence to achieve their business objectives."

About Hummingbird DM™

Hummingbird DM™ transforms document-based information into knowledge assets by enabling the capture, manipulation, and distribution of working knowledge, empowering users to leverage not just their own experiences, but the collective expertise contained in Hummingbird repositories. As the platform for Hummingbird RM™, paper-based and electronic records are protected in an organized, secure environment throughout their lifecycle. An entire suite serves as a full complement to Hummingbird DM, with solutions for Collaboration, Web Publishing, Workflow, Imaging, and Engineering.

About Hummingbird KM™

Hummingbird KM™ is an integrated software suite that dramatically improves the way organizations manage information. Users can quickly search for information stored in any accessible indexed information source. The majority of the items found can be viewed with search term highlighting, even if the native authoring application isn't installed on their computer. Hummingbird KM search techniques include Similarity Searching, item summarization, fuzzy searching, and multilingual stemming. A search can be based on a word, a phrase, or by standard or custom structured properties.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Terry Knight
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2667
Fax: (416) 496-2207
terry.knight@hummingbird.com